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Lean Kitchen - Research Triangle Park

Food Service

7119 O'Kelly Chapel Road
Cary, NC 27419
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Early Investor Bonus: The investment multiple is increased to 1.6× for the next $50,000 invested.
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THE PITCH
Lean Kitchen - Research Triangle Park is seeking investment to open the first franchise in the heart of the Research Triangle, NC.
Our mission is to save you time and money by providing fresh and healthy grab-and-go meals that are DELICIOUS.
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INTENDED USE OF FUNDS

Your investments will help us renovate our store at Parkside Town Commons. We are building two sections: (1) Storefront (20% of the space), and (2) Kitchen (80% of the space). We chose a former fast food store to save on build out cost.

The storefront will have our take out counter, display coolers, and microwaves for our customers who want to heat their meals before they leave the store.
A bigger space for the kitchen so we can serve the demand of our customers for fresh and healthy meals.
BUSINESS MODEL

Lean Kitchen - Research Triangle Park offers Grab-N-Go fresh and healthy meals that are pre-packed for off-premise consumption. The nutritional benefits have been carefully studied by Lean Kitchen chefs.

You can place your orders in-store and through online for your convenience.
Customers can purchase weekly and monthly healthy meal plans so you can stay on-track of your health goals.
Meals are available to be picked up in-store or we can deliver them right at your doorstep so you can save time.
Real Food — We add no artificial preservatives, flavors, or colors from artificial sources to our foods. We also do not add sugar to any of our dishes.
Delicious-ness! - Eating healthy doesn't mean eating boring.
Chef Prepared - Detail is given to every aspect of creating your meal from the preparation of ingredients to containing the final product. Attention to detail is given to the cooking, portion sizes, and every step throughout.
LEAN KITCHEN - CARY, NC
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LEAN KITCHEN PROMOTES HEALTHY FOOD CONSUMPTION

According to Dr. Dariush Mozaffarian, a cardiologist and dean of the Friedman School of Nutrition Science and Policy at Tufts University, "We're really in a nutrition crisis in this country." Pinpin Company LLC and its Lean Kitchen stores help promote healthy nutrition to our communities with our healthy meal packs and create jobs.

An independent task force calls on the federal government to pass policies that boost new healthy food enterprises like Lean Kitchen.
Diet-related diseases are some of the leading causes of death and disability in the U.S.; hence, our Lean Kitchen stores promote consumption of healthy foods.
Older adults experience unique health, social, and nutrition challenges such as decreased mobility and limited shopping and cooking ability. Our Lean Kitchen stores are strategically positioned to be able to provide our fresh and healthy meal packs by door-to-door delivery and in-store pick

up.
Food is Gen Z’s top spending priority according to a semiannual report from Piper Sandler assessing teen spending and brand preferences.
According to the survey, 54% of teens preferred healthy meals.
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NOVEMBER 2021
Signed Franchise Agreement

Paid and signed a multi-unit franchise agreement with Lean Kitchen Company

FEBRUARY 2022
Incorporated

Incorporated in NC and Partnered with CBRE-Raleigh to be its commercial realtor

DECEMBER 2022
Target: Signed Lease

Target date to secure a lease agreement with Kite Realty for Lean Kitchen 1st store in North Carolina

MARCH 2023
Target: Open 1st Store

See you soon...

THE TEAM
Vince Pinpin
Co-Owner & Principal Executive for Lean Kitchen

Vince started his business ventures at the age of 16 in garment industry. Then at age 18, he opened up a neighbourhood take out store and the main dish was fried duck. With its success, he expanded to a sports and bar restaurant. Vince has a strong track record and more than 15 years of experience in strategic planning, financial analysis, data mining, business intelligence and market research, and customer experience, which he will manage the business side of the business.

Maf Pinpin
Co-Owner & Kitchen Manager for Lean Kitchen

Maf has been involved with her family food takeout business since she was 10 years old. She took over the kitchen management at age 18 and at this same, she fell in love with cooking. Her passion for cooking led to the decision to choose Lean Kitchen. She has more than 20 years of experience in the food management, in which she will manage the kitchen side of the business.

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LEAN KITCHEN - PITCH DECK
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Store Renovation (Storefront and Kitchen) $93,250
Mainvest Compensation $6,750
Total $100,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $1,472,030 $1,619,233 $1,732,579 $1,819,207 $1,873,783
Cost of Goods Sold $412,168 $453,384 $485,120 $509,375 $524,656
Gross Profit $1,059,862 $1,165,849 $1,247,459 $1,309,832 $1,349,127

EXPENSES

Rent $44,268 $45,374 $46,508 $47,670 $48,861
Utilities $20,400 $20,910 $21,432 $21,967 $22,516
Salaries $251,919 $258,216 $264,671 $271,287 $278,069
Insurance $790 $809 $829 $849 $870
Royalty Fee $176,498 $180,910 $185,432 $190,067 $194,818

Advertising & Marketing $132,434 $135,744 $139,137 $142,615 $146,180

Operating Profit $433,553 $523,886 $589,450 $635,377 $657,813

This information is provided by Lean Kitchen - Research Triangle Park. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2022 Balance Sheet

Investment Round Status

Target Raise $100,000

Maximum Raise $124,000

Amount Invested $0

Investors 0

Investment Round Ends January 27th, 2023

Summary of Terms

Legal Business Name Pinpin Company LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $50,000 invested

1.6×

Investment Multiple 1.4×

Business's Revenue Share 2.5%-3.1%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date December 31st, 2027

Financial Condition

Forecasted milestones

Lean Kitchen - North Carolina forecasts the following milestones:

Secure lease at 7119 O'Kelly Chapel Road, Cary, North Carolina 27419 by November, 2022.

Hire for the following positions by February, 2022: 2 Full Time and 1 Part Time staff

Achieve $870,000 revenue per year by December 31, 2023.

Return all the investment of $350,000 by December 31, 2023 to all our investors.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Lean Kitchen - Research Triangle Park's fundraising. However, Lean Kitchen - Research Triangle Park may require additional funds from alternate sources at a later date.

No operating history

Lean Kitchen - Research Triangle Park was established in November, 2021, but haven't operated their business. Therefore, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Financial liquidity

Lean Kitchen - Research Triangle Park has a low liquidity position due to its low cash reserves as compared to debt and other liabilities. Lean Kitchen - Research Triangle Park expects its liquidity position to increase upon raising capital on Mainvest and deploying the capital to grow the business.

Other challenges

Lean Kitchen - Research Triangle Park has had the following other challenges that are not otherwise captured in the Financial Condition Section, the Risks Section, or the Financial Statements:

Landlord for Lean Kitchen - Research Triangle Park shows strong interest to lease its prime unit to Lean Kitchen - Research Triangle Park franchisee. They will try to hold the unit until middle of December 2022 to allow ample time for the franchisee to secure their funding.

The cost estimates are taken out from the Franchise Disclosure Document, in which the costs may have ballooned since it was presented to the franchisee by the franchisor last October 2021 due to factors such as inflation and global supply chain issues.

One of large target markets of Lean Kitchen - Research Triangle Park is the new Apple campus, which is within one mile of the store. This new campus may not be operational at the time of investing with Lean Kitchen - Research Triangle Park. However, this additional target market has not been factored in the forecasted income statement and cash flow. Also, there are other large corporations and influx of residentials to have steady growth within our area.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Lean Kitchen - Research Triangle Park (the Company) to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Lean Kitchen - Research Triangle Park operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Lean Kitchen - Research Triangle Park competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Lean Kitchen's core business or the inability to compete successfully against the with other competitors could negatively affect Lean Kitchen's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Lean Kitchen's management or vote on and/or influence any managerial decisions regarding Lean Kitchen - Research Triangle Park. Furthermore, if the founders or other key personnel of Lean Kitchen - North Carolina were to leave Lean Kitchen - North Carolina or become unable to work, Lean Kitchen - North Carolina (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Lean Kitchen - Research Triangle Park and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Lean Kitchen - Research Triangle Park is a newly established entity and therefore has no operating history from which forecasts could be projected with, rather, the projections are derived from historical data from out-of-state franchisees.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Lean Kitchen - Research Triangle Park might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Lean Kitchen - Research Triangle Park is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Lean Kitchen - Research Triangle Park

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Lean Kitchen - Research Triangle Park's financial performance or ability to continue to operate. In the event Lean Kitchen - Research Triangle Park ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Lean Kitchen - Research Triangle Park nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Lean Kitchen - Research Triangle Park will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Lean Kitchen - Research Triangle Park is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Lean Kitchen - Research Triangle Park will carry some insurance, Lean Kitchen - Research Triangle Park may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Lean Kitchen - Research Triangle Park could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Lean Kitchen - Research Triangle Park's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Lean Kitchen - Research Triangle Park's management will coincide: you both want Lean Kitchen - Research Triangle Park to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Lean Kitchen - Research Triangle Park to act conservative to make sure they are best equipped to repay the Note obligations, while Lean Kitchen - Research Triangle Park might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Lean Kitchen - Research Triangle Park needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Lean Kitchen - Research Triangle Park or management), which is responsible for monitoring Lean Kitchen - Research Triangle Park's compliance with the law. Lean Kitchen - Research Triangle Park will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Lean Kitchen - Research Triangle Park is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Lean Kitchen - Research Triangle Park fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Lean Kitchen - Research Triangle Park , and the revenue of Lean Kitchen - Research Triangle Park can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Lean Kitchen - Research Triangle Park to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

Real Estate Risk

Lean Kitchen - Research Triangle Park is still in the process of securing a lease agreement with Kite Realty (landlord), which will be necessary to conduct operations. To the extent Lean Kitchen - Research Triangle Park is unable to reach and secure an agreement that is adequate, investors may lose some or all of their investment.

Limited Operating History

Lean Kitchen - Research Triangle Park is a newly established entity and has no history for prospective investors to consider.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Lean Kitchen - Research Triangle Park. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
Investor Discussion
Lean Kitchen - Research Triangle Park isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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